



File No. 82-34956
Furnished pursuant to Rule 12g3-2(b)

DIAMYD RECEIVES 7 MILLION USD FROM EXERCISED WARRANTS

***Press Release, Stockholm, Sweden – September 1, 2006 – Diamyd Medical AB* (SWEDEN OMXS: DIAM B; USA ADR: DMYDY)**

Diamyd Medical announces that its outstanding warrant program DIAM 1999/2006 was fully exercised. Shareholders thus contributed with an additional 7 million dollars to Diamyd Medical. With this the company's total cash assets are more than 13 million dollars.

About Diamyd Medical

Diamyd Medical is a Life Science company focused on developing treatments for diabetes and its complications. The Company's furthest developed project is the GAD-based drug Diamyd™ against autoimmune diabetes. Diamyd™ has demonstrated significant and positive results in phase II clinical trials of both type 1 and type 2 diabetes patients.

GAD65 is a dominant autoantigen in autoimmune diabetes and is the active substance in Diamyd™. GAD65 is also an enzyme that converts the excitatory neurotransmittor glutamate to the inhibitory transmittor GABA. In this context GAD may have an important role not only in diabetes, but also in several CNS-related diseases. Diamyd Medical has an exclusive world-wide license from the UCLA in Los Angeles regarding the therapeutic use of the GAD65 gene.

Diamyd Medical has outlicensed the use of the GAD65-gene to Neurologix Inc., New York, for treatment of Parkinson's disease and clinical Phase I studies are ongoing.

Other projects comprise drug development within gene therapy using the patent protected NTTDS system (Nerve Targeted Drug Delivery System). The projects mainly make use of Enkephalin and GAD and are targeted for chronic pain e.g. diabetes pain or cancer pain. All projects in this field are in preclinical phases.

Diamyd Medical has offices in Stockholm (Sweden) and in Pittsburgh (U.S.A) and its shares are quoted at the Stockholmborsen O-List (OMX:DIAM B). The Diamyd share is also traded in the U.S.A. through a Level 1 ADR program administered by the Bank of New York. (ticker symbol: DMYDY). Further information is to be found on the Company's website; www.diamyd.com.

Contact Information

Anders Essen-Möller
President
Tel: +46 (0) 8-661-0026
Cell: +46-70-551-0679
E-mail: Anders.Essen-Moller@Diamyd.com

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Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: +46 8 661 00 26, fax: +46 8 661 63 68 or email: info@diamyd.com. VATno: SE556530-142001.